Confidential Treatment
Requested by JPMorgan Chase & Co.

July 13, 2006
Ms. Joyce Sweeney, Accounting Branch Chief
Ms. Sharon M. Blume, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002
Mail Stop 4561

Re:	JPMorgan Chase & Co.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 9, 2006
File No. 1-5805
Dear Ms. Sweeney and Ms. Blume:
     JPMorgan Chase & Co. (the “Company”) hereby submits this letter to respond to comments by the Staff of the Securities and Exchange Commission contained in your letter dated May 23, 2006 addressed to the undersigned.
     To assist in your review of our responses, we have set forth below in full the comments contained in the letter, together with our responses to such comments.
     The Company hereby requests that the Securities and Exchange Commission afford confidential treatment, pursuant to Rule 83, of the indicated portions of the response to Comment 1 of the letter.
Form 10-K for Fiscal Year Ended December 31, 2005
Consolidated Financial Statements
     Statements of Cash Flows, page 90
1. We note in your response to comment one of our letter dated April 11, 2006 that you have historically classified cash flows related to loan activities as investing activities, regardless of whether a loan is classified as held-for-sale at inception or subsequent to origination. Paragraph 9 of SFAS 102 requires that cash flows resulting from originations, acquisitions and sales of loans should be classified as operating cash flows if those loans are acquired specifically for resale. Please amend your December 31, 2005 10-K and

Confidential Treatment
Requested by JPMorgan Chase & Co.

applicable Forms 10-Q to revise your Statements of Cash Flows to present as operating activities the cash flows related to the origination/purchase and sales/securitization of loans for which you had the intent to sell or securitize when the loan was originated or purchased. If you do not believe this would result in a material change to your Statements of Cash Flows, please provide us with a comprehensive analysis of the impact, including the applicable gross and net cash flows.
As requested by the Staff, JPMorgan Chase has prepared the accompanying analysis of its gross and net cash flows for the years ended December, 31, 2005, 2004 and 2003, related to the origination/purchase and sale/securitization of loans for which it had the intent to sell or securitize when the loans were originated or purchased:
[redacted]
The above analysis shows that, while the Firm’s gross cash flows related to these activities were large, the net cash flows that would have been reclassified from “investing” activities to “operating” activities would have been [redacted]. For the reasons discussed below, these net amounts, in management’s view, are not material to the Statements of Cash Flow as a whole, either on a quantitative or qualitative basis.
Unlike misstatements affecting the income statement, where errors can be assessed in relation to their effect on net income, it is more difficult to assess the quantitative effect of cash flow reporting errors for a multi-line financial institution. Cash flows for a multi-line financial institution, such as the Firm, can fluctuate widely from period to period depending on the growth or contraction of the Firm’s balance sheet, and can shift between operating and investing cash flows driven solely by normal day-to-day business activities. These dynamics reduce the importance of reported cash flow statement classification and, for this reason, changes in the cash flow statement are generally not used by investors or analysts to assess the operating performance of the Firm. While we understand this information is central to the analysis by investors and analysts of manufacturing or service organizations, management believes this difference is critical to an evaluation of the materiality of cash flow classification in the Firm’s circumstances. Recognizing these limitations, management believes that the most relevant quantitative measure for assessing the identified cash flow reclassification is to note that such reclassification does not impact the aggregate net cash inflow/outflow of the Firm and is immaterial in relation to the Firm’s stockholders’ equity and balance sheet.
Management has also reviewed qualitative factors, including those set out in SAB 99, to assess the potential materiality of the reclassification and, based upon that review, believes that these qualitative factors all indicate that the change in presentation would not be material to users of the Firm’s financial information. In summary, the net amounts that would be reclassified from investing to operating activities do not mask a change in earnings or other trends, do not affect the Firm’s segment information (since they only involve financial information reported at the consolidated level), do not conceal an unlawful transaction, have no effect on the Firm’s regulatory capital or covenants for borrowed money, and have no effect on management compensation. Further, the amounts to be

Confidential Treatment
Requested by JPMorgan Chase & Co.

reclassified do not involve significant estimates or difficult measurements (the cash flows that would be subject to reclassification were all originally included in investing activities to be consistent with the balance sheet treatment where all loans, including loans held for sale, are recorded) and, as noted above, management believes these amounts generally do not affect analysts’ expectations regarding the Firm’s financial performance. Finally, management believes that the Firm’s disclosures in the Statements of Cash Flows and in the footnotes to the Firm’s financial statements related to loan purchases/originations and sales/securitization provide investors and analysts with appropriate information to evaluate the Firm’s performance.
Considering all of the above, in management’s view, the change in classification of loans originated/purchased for resale and related sales/securitizations from investing to operating is not material to the Firm’s Statements of Cash Flows or financial statements taken as a whole. In management’s view, the reclassification of these amounts would not significantly change a reader’s understanding of the cash used in or provided by the Firm’s activities, particularly in light of the fact that the Firm has an unclassified balance sheet, comprised almost totally of liquid financial assets aggregating $1.2 trillion.
We would also like to note that the current presentation is consistent with the presentation of our peer competitors, thereby providing investors and analysts with consistent information if they should choose to compare cash flow information. In assessing the Firm’s disclosures, including the Statements of Cash Flows, management reviews each quarter the disclosures contained in the Forms 10-K and Forms 10-Q of the Firm’s principal competitors. We note that while mono-line financial services companies, such as mortgage banking businesses, have generally reported cash flows from loans originated or purchased for resale as operating activities, many of the Firm’s competitors that are global financial firms engaged in commercial and/or investment banking activities continue to report cash flows related to all loans as investing activities, consistent with the Firm’s presentation as of December 31, 2005.
However, in reviewing paragraph 9 of SFAS 102, as requested by the Staff, JPMorgan Chase will change its reporting of cash flows from loans specifically originated or purchased for resale or securitization from investing to operating activities in its Statements of Cash Flows, commencing with its Form 10-Q for the quarter ended June 30, 2006. In this connection, it will also reclassify former periods presented in the Statements to conform to the current presentation.
2. We have reviewed your response to comment three of our letter dated April 11, 2006. Regarding cash flow hedges of short-term assets and liabilities that rollover or reprice, please tell us the defined time period over which you typically forecast interest receipts and payments.
The interest receipts or payments designated as hedged in cash flow hedges of short-term assets or liabilities that rollover or reprice are forecasted to occur over a ten-year period. Based on the notional amounts of derivatives open at December 31, 2005, 87% of the hedged rollovers and repricings are forecasted to occur within the first five years. The remaining 13% are forecasted to occur ratably over the following five years.

Very truly yours,
/s/ Michael J. Cavanagh
Chief Financial Officer